Exhibit 99.1

Huize Holding Limited to Hold Annual General Meeting on November 29, 2024

SHENZHEN, China, October 31, 2024 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced that it will hold its annual general meeting of shareholders at Suite 3904-3905, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Hong Kong Special Administrative Region of the People’s Republic of China, on November 29, 2024 at 10:00 AM (Hong Kong time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 4, 2024 as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the annual general meeting and any adjournment or postponement thereof. The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.huize.com. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on its website at http://ir.huize.com, as well as on the SEC’s website at http://www.sec.gov.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com